UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2008
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
		(Restated - Note 14)		(Restated - Note 14)

VOYAGE REVENUES (including $49,546 and $90,711 from related parties for the three and six months ended June 30, 2008, respectively, and $37,344 and $76,258 for the three and six months ended June 30, 2007, respectively — notes 9a, 9b and 9c)	224,484	193,214	429,416	385,514

OPERATING EXPENSES
Voyage expenses	59,811	36,859	111,188	71,394
Vessel operating expenses (including ($749) and ($1,145) from related parties for the three and six months ended June 30, 2008, respectively — notes 9h and 9l, note 10)	45,507	36,136	87,438	67,494
Time-charter hire expense	32,262	36,473	65,908	74,588
Depreciation and amortization	36,447	30,128	69,359	58,952
General and administrative (including $13,903 and $26,720 from related parties for the three and six months ended June 30, 2008, respectively, and $15,988 and $29,419 for the three and six months ended June 30, 2007, respectively — notes 9d, 9e and 9f, note 10)	15,684	16,590	31,002	32,059

Total operating expenses	189,711	156,186	364,895	304,487

Income from vessel operations	34,773	37,028	64,521	81,027

OTHER ITEMS
Interest gain (expense) (notes 6 and 10, including $1,236 from related parties for both the three and six months ended June 30, 2007 — note 9n)	23,153	10,594	(44,036)	(9,421)
Interest income	1,051	1,444	2,300	2,581
Foreign currency exchange loss (note 10)	(1,110)	(4,578)	(3,573)	(8,550)
Income tax recovery (note 11)	7,542	27	7,345	4,628
Other income — net (note 8)	2,314	2,582	4,940	5,301

Total other items	32,950	10,069	(33,024)	(5,461)

Income before non-controlling interest	67,723	47,097	31,497	75,566
Non-controlling interest	(42,498)	(35,343)	(19,021)	(56,578)

Net income	25,225	11,754	12,476	18,988

Dropdown Predecessor’s interest in net income (note 1)	848	509	1,333	1,278
General partner’s interest in net income	7,145	904	6,880	1,033
Limited partners’ interest: (note 12)
Net income	17,232	10,341	4,263	16,677
Net income per:
- Common unit (basic and diluted)	0.82	0.53	0.16	0.88
- Subordinated unit (basic and diluted)	0.82	0.53	0.16	0.83
- Total unit (basic and diluted)	0.82	0.53	0.16	0.85

Weighted average number of units outstanding:
- Common units (basic and diluted)	11,151,648	9,800,000	10,475,824	9,800,000
- Subordinated units (basic and diluted)	9,800,000	9,800,000	9,800,000	9,800,000
- Total units (basic and diluted)	20,951,648	19,600,000	20,275,824	19,600,000

Cash distributions declared per unit	0.40	0.35	0.80	0.40

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2008	December 31, 2007
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	113,021	121,224
Accounts receivable, net	43,242	42,245
Net investment in direct financing leases — current	21,727	22,268
Prepaid expenses	38,735	34,219
Other current assets (note 9m)	8,752	8,440

Total current assets	225,477	228,396

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $755,563 (December 31, 2007 — $692,754)	1,751,281	1,662,865

Net investment in direct financing leases	67,068	78,199
Other assets	13,311	14,423
Intangible assets — net (note 5)	50,323	55,355
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,234,573	2,166,351

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	17,399	12,076
Accrued liabilities	39,197	38,464
Due to affiliate (note 9m)	9,472	—
Current portion of long-term debt (note 6)	96,988	64,060
Current portion of derivative instruments (note 10)	17,377	5,277

Total current liabilities	180,433	119,877

Long-term debt (note 6)	1,521,519	1,453,407
Deferred income tax	76,623	77,306
Derivative instruments (note 10)	9,146	17,770
Other long-term liabilities	25,399	27,977

Total liabilities	1,813,120	1,696,337

Commitments and contingencies (notes 6, 9, 10 and 13)

Non-controlling interest	254,662	392,613

Partners’ equity
Partners’ equity	164,830	77,108
Accumulated other comprehensive income (note 7)	1,961	293

Total partners’ equity	166,791	77,401

Total liabilities and partners’ equity	2,234,573	2,166,351

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2008	2007
	$	$
		(Restated - Note 14)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	12,476	18,988
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 10)	3,080	(28,594)
Depreciation and amortization	69,359	58,952
Non-controlling interest	19,021	56,578
Deferred income tax recovery	(7,345)	(4,993)
Foreign currency exchange loss and other — net	5,783	8,979
Change in non-cash working capital items related to operating activities	16,096	(49,857)
Distribution from subsidiaries to minority owners	(46,788)	(24,269)
Expenditures for drydocking	(16,243)	(28,338)

Net operating cash flow	55,439	7,446

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	111,338	70,000
Scheduled repayments of long-term debt	(14,298)	(6,361)
Prepayments of long-term debt	(41,000)	(86,000)
Net advances (to) from affiliate	(46,544)	13,829
Equity distribution from Teekay Corporation	—	2,947
Proceeds from issuance of common units	209,184	—
Expenses from issuance of common units	(5,431)	(1,542)
Distribution to Teekay Corporation relating to purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. (note 9k)	(16,661)	—
Excess of purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P. (note 9j)	(93,782)	—
Cash distributions paid	(16,000)	(8,000)
Other	(1,319)	—

Net financing cash flow	85,487	(15,127)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(49,055)	(5,216)
Investment in direct financing lease assets	(29)	(1,980)
Direct financing lease payments received	11,701	10,235
Purchase of a 25% interest in Teekay Offshore Operating L.P. (note 9j)	(111,746)	—

Net investing cash flow	(149,129)	3,039

Decrease in cash and cash equivalents	(8,203)	(4,642)
Cash and cash equivalents, beginning of the period	121,224	113,986

Cash and cash equivalents, end of the period	113,021	109,344

Supplemental cash flow disclosure (note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ EQUITY
(in thousands of U.S. dollars and units)

							Accumulated
	Owner’s	PARTNERS’ EQUITY					Other
	Equity	Limited Partners				General	Comprehensive
	(Dropdown	Common		Subordinated		Partner	Income (Loss)	Total
	Predecessor)	Units	$	Units	$	$	$	$
Balance as at December 31, 2007	—	9,800	119,844	9,800	(41,795)	(941)	293	77,401

Net income	1,333		2,687		1,576	6,880		12,476
Unrealized net gain on qualifying cash flow hedging instruments (notes 7 and 10)							988	988
Realized net gain on qualifying cash flow hedging instruments (notes 7 and 10)							(286)	(286)
Proceeds from follow-on public offering of limited partnership interests, net of offering costs of $5,735 (note 3)		10,250	199,265			4,184		203,449
Purchase of a 25% interest in Teekay Offshore Operating L.P. from Teekay Corporation (note 9j)			(30,744)		(60,258)	(3,746)	966	(93,782)
Purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C. from Teekay Corporation (note 9k)	(1,333)		(5,231)		(10,253)	(638)		(17,455)
Cash distributions			(7,840)		(7,840)	(320)		(16,000)

Balance as at June 30, 2008	—	20,050	277,981	9,800	(118,570)	5,419	1,961	166,791

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007, which are included on Form 20-F/A filed on April 2, 2009. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, Business Combinations, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired are retroactively adjusted to include the results of these vessels during the periods they operated under the common control of Teekay Corporation.
In July 2007, the Partnership acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg, respectively. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, the Partnership acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, the Partnership acquired from Teekay Corporation its interest in two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). All of these transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s statement of income for the three and six months ended June 30, 2008 and 2007, the Partnership’s statement of cash flows for the six months ended June 30, 2008 and 2007, and the Partnership’s statement of changes in partners’ equity for the six months ended June 30, 2008 have been retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor), from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). The effect of adjusting the Partnership’s financial statements to account for these common control transfers increased the Partnership’s net income by $0.9 million and $1.3 million, respectively, for the three and six months ended June 30, 2008, compared to $0.5 million and $1.3 million, respectively, for the same periods last year.
The consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to each specific vessel with respect to the Dropdown Predecessor. General and administrative expenses (consisting primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, to the extent the Dropdown Predecessor was capitalized with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
Certain of the accompanying interim consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items are discussed in Note 14 of the Notes to Unaudited Interim Consolidated Financial Statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
2.	Fair Value Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	June 30, 2008
	Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements (1)	(29,639)	—	(29,639)	—
Foreign currency forward contracts (1)	4,200	—	4,200	—

(1)
The fair value of the Partnership’s derivative agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability and as a derivative asset could vary by a material amount in the near term.

3.	Public Offering
On June 18, 2008, the Partnership completed a follow-on public offering (or the Follow-on Offering) of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation, which controls the Partnership, acquired 3.25 million common units of the Partnership in a private placement at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to the Partnership.
As a result of these equity transactions, the Partnership raised gross proceeds of $216.8 million (including the General Partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of the Partnership was reduced from 59.8% to 50.0% (including its indirect 2% general partner interest). The Partnership used the net proceeds from the equity offerings of approximately $210.8 million to fund the acquisition of an additional 25% interest in Teekay Offshore Operating L.P. (or OPCO) from Teekay Corporation and to repay a portion of advances to the Partnership from OPCO.
4.	Segment Reporting
The Partnership has three reportable segments: its shuttle tanker segment; its conventional tanker segment; and its floating storage and offtake (or FSO) segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2007.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following tables present results for these segments for the three and six months ended June 30, 2008 and 2007:

	Three Months Ended June 30,
	2008				2007
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$
					(restated)		(restated)	(restated)

Voyage revenues	167,266	38,769	18,449	224,484	146,482	33,759	12,973	193,214
Voyage expenses	45,642	13,787	382	59,811	27,074	9,689	96	36,859
Vessel operating expenses	31,975	6,152	7,380	45,507	24,896	5,060	6,180	36,136
Time-charter hire expense	32,262	—	—	32,262	36,473	—	—	36,473
Depreciation and amortization	23,168	5,718	7,561	36,447	20,442	5,110	4,576	30,128
General and administrative (1)	12,602	1,869	1,213	15,684	13,769	1,835	986	16,590

Income from vessel operations	21,617	11,243	1,913	34,773	23,828	12,065	1,135	37,028

	Six Months Ended June 30,
	2008				2007
	Shuttle	Conventional			Shuttle	Conventional
	Tanker	Tanker	FSO		Tanker	Tanker	FSO
	Segment	Segment	Segment	Total	Segment	Segment	Segment	Total
	$	$	$	$	$	$	$	$
					(restated)		(restated)	(restated)

Voyage revenues	320,325	73,596	35,495	429,416	292,628	72,648	20,238	385,514
Voyage expenses	84,195	26,263	730	111,188	51,895	19,153	346	71,394
Vessel operating expenses	61,635	12,111	13,692	87,438	47,650	11,062	8,782	67,494
Time-charter hire expense	65,908	—	—	65,908	74,588	—	—	74,588
Depreciation and amortization	45,719	10,976	12,664	69,359	41,137	10,695	7,120	58,952
General and administrative (1)	24,887	4,073	2,042	31,002	26,477	3,858	1,724	32,059

Income from vessel operations	37,981	20,173	6,367	64,521	50,881	27,880	2,266	81,027

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30,	December 31,
	2008	2007
	$	$

Shuttle tanker segment	1,560,808	1,559,261
Conventional tanker segment	337,463	255,460
FSO segment	119,241	131,080
Unallocated:
Cash and cash equivalents	113,021	121,224
Accounts receivable, prepaid expenses and other assets	104,040	99,326

Consolidated total assets	2,234,573	2,166,351

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
5.	Intangible Assets
As of June 30, 2008 and December 31, 2007, intangible assets consisted of contracts of affreightment with a weighted-average amortization period of 10.2 years.
The carrying amount of intangible assets as at June 30, 2008 and December 31, 2007 is as follows:

	June 30,	December 31,
	2008	2007
	$	$

Gross carrying amount	124,250	124,250
Accumulated amortization	(73,927)	(68,895)

Net carrying amount	50,323	55,355

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2008 was $2.5 million ($2.5 million — 2007) and $5.0 million ($5.5 million — 2007), respectively. Amortization of intangible assets for the five years subsequent to June 30, 2008 is expected to be $5.0 million (remainder of 2008), $9.1 million (2009), $8.1 million (2010), $7.0 million (2011) and $6.0 million (2012).
6. Long-Term Debt

	June 30,	December 31,
	2008	2007
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,318,230	1,205,808
U.S. Dollar-denominated Term Loans due through 2017	300,277	311,659

	1,618,507	1,517,467
Less current portion	96,988	64,060

Total	1,521,519	1,453,407

As at June 30, 2008, the Partnership had five long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.46 billion, of which $145.8 million was undrawn. The total amount available under the revolving credit facilities reduces by $57.0 million (remainder of 2008), $118.9 million (2009), $125.6 million (2010), $132.8 million (2011), $140.4 million (2012) and $889.3 million (thereafter). Three of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt, which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 31 of the Partnership’s vessels, together with other related security.
As at June 30, 2008, each of the Partnership’s six 50% owned subsidiaries had an outstanding term loan, which in aggregate totaled $300.3 million. The term loans have varying maturities through 2017 and semi-annual payments that reduce over time. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2008, the Partnership had guaranteed $99.0 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $201.3 million.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At June 30, 2008 and December 31, 2007, the margins ranged between 0.45% and 0.80%. The weighted-average effective interest rate on the Partnership’s long-term debt as at June 30, 2008 was 3.5% (December 31, 2007 — 5.7%). This rate does not reflect the effect of the interest rate swaps (Note 10).
The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2008 are $53.1 million (remainder of 2008), $126.9 million (2009), $132.3 million (2010), $169.3 million (2011), $147.1 million (2012) and $989.8 million (thereafter).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
7.	Comprehensive Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)
Net income	25,225	11,754	12,476	18,988
Other comprehensive income (loss):
Unrealized net gain on qualifying cash flow hedging instruments	161	—	988	—
Realized net gain on qualifying cash flow hedging instruments	(103)	—	(286)	—

Comprehensive income	25,283	11,754	13,178	18,988

As at June 30, 2008 and December 31, 2007, the Partnership’s accumulated other comprehensive income of $2.0 million and $0.3 million, respectively, consisted of net unrealized gains on derivative instruments.
8.	Other Income — Net

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Volatile organic compound emissions plant lease income	2,395	2,715	4,965	5,488
Miscellaneous	(81)	(133)	(25)	(187)

Other income — net	2,314	2,582	4,940	5,301

9.	Related Party Transactions
a.
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of eight of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these charter contracts, OPCO earned voyage revenues of $36.0 million and $69.7 million, respectively, during the three and six months ended June 30, 2008, compared to $30.8 million and $63.7 million, respectively, for the same periods last year.

b.
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $3.3 million and $6.8 million, respectively, during the three and six months ended June 30, 2008, compared to $3.5 million and $7.0 million, respectively, for the same periods last year.

c.
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $2.8 million and $5.6 million, respectively, during the three and six months ended June 30, 2008, compared to $3.1 million and $5.6 million, respectively, for the same periods last year.

d.
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, OPCO earned management fees of $0.8 million and $1.6 million, respectively, during the three and six months ended June 30, 2008, compared to $0.6 million and $1.2 million, respectively, for the same periods last year.

e.
The Partnership, OPCO and certain of the Partnership’s and OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and their respective operating subsidiaries with administrative, advisory, technical and ship management services. Pursuant to these services agreements, the Partnership incurred $14.5 million and $28.0 million, respectively, of these costs during the three and six months ended June 30, 2008, compared to $16.2 million and $29.8 million, respectively, for the same periods last year. During the three and six months ended June 30, 2007, $0.1 million and $0.3 million, respectively, of general and administrative expenses attributable to the operations of vessels the Partnership acquired from Teekay Corporation were incurred by Teekay Corporation, but also allocated to the Partnership as part of the results of the Dropdown Predecessor. See note 1.

f.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. Pursuant to this agreement, the Partnership reimbursed $0.2 million and $0.3 million, respectively, of these costs during the three and six months ended June 30, 2008, compared to $0.3 million and $0.5 million, respectively, for the same periods last year.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
g.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offer on certain liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

h.
In March 2008, Teekay Corporation agreed to reimburse the Partnership for $0.4 million of repair costs relating to one of the Partnership’s shuttle tankers. The vessel was purchased from Teekay Corporation in July 2007 and had, as of the date of acquisition, an inherent minor defect that required repairs.

i.	In March 2008, a subsidiary of OPCO sold certain vessel equipment to a subsidiary of Teekay Corporation for proceeds equal to its net book value of $1.4 million.

j.
Concurrently with the closing of the Partnership’s Follow-on Offering, the Partnership acquired from Teekay Corporation an additional 25% interest in OPCO for $205.0 million, thereby increasing the Partnership’s ownership interest in OPCO to 51%. The Partnership financed the acquisition with the net proceeds from the Follow-on Offering and a concurrent private placement of common units to Teekay Corporation. See Note 3. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value for the 25% interest in OPCO was accounted for as an equity distribution to Teekay Corporation of $93.8 million.

k.
On June 18, 2008, OPCO acquired from Teekay Corporation two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of third-party debt of approximately $90.0 million and the non-cash settlement of related party working capital of $1.2 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers (the SPT Explorer and the SPT Navigator) and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances. The excess of the proceeds paid by the Partnership over Teekay Corporation’s historical book value was accounted for as an equity distribution to Teekay Corporation of $16.2 million. Pursuant to the bareboat charters for the vessels, OPCO earned voyage revenues of $2.5 million and $3.7 million, respectively, for the three and six months ended June 30, 2008 (including voyage revenues earned prior to OPCO’s acquisition of the vessels — see Note 1).

l.
In June 2008, Teekay Corporation agreed to reimburse OPCO for certain costs relating to events which occurred prior to the Partnership’s initial public offering in December 2006, totalling $0.7 million, primarily relating to the settlement of repair costs not covered by insurance providers for work performed in early 2006 on two of OPCO’s shuttle tankers.

m.
At June 30, 2008 and December 31, 2007, due to and from affiliate totaled $9.5 million and $0.8 million, respectively. Due to and from affiliate are non-interest bearing and unsecured. The balances as at June 30, 2008 and December 31, 2007 are included in due to affiliate and other current assets, respectively.

n.
During the three and six months ended June 30, 2007, $1.2 million of interest expense attributable to the operations of the Navion Bergen was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

o.
Two of OPCO’s shuttle tankers were employed on single-voyage charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned voyage revenues of $5.0 million for the three and six months ended June 30, 2008.

10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives in accordance with its overall risk management policies. The following summarizes the Partnership’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.
The Partnership hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. These foreign exchange forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the related expense. The ineffective portion of these foreign exchange forward contracts has also been reported in operating expenses, based on the nature of the

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
expense being economically hedged. During the three and six months ended June 30, 2008 and 2007, the Partnership recognized the following unrealized gains (losses) in vessel operating expenses, general and administrative and foreign currency exchange loss relating to the ineffective portion of its foreign currency forward contracts:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Vessel operating expenses	246	—	(199)	—
General and administrative	91	—	(140)	—
Foreign currency exchange loss	—	—	(17)	—

Total	337	—	(356)	—

Changes in fair value of foreign exchange forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and are reported in operating expenses, based on the nature of the expense being hedged. During the three and six months ended June 30, 2008 and 2007, the Partnership recognized the following unrealized gains (losses) in vessel operating expenses, general and administrative and foreign currency exchange loss relating to foreign exchange forward contracts that are not designated as cash flow hedges:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Vessel operating expenses	217	—	217	—
General and administrative	94	(11)	601	(22)
Foreign currency exchange loss	(444)	—	22	—

Total	(133)	(11)	840	(22)

As at June 30, 2008, the Partnership was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract Amount in	Average	Expected Maturity
	Foreign Currency	Forward Rate(1)	2008	2009	2010
	(millions)		(in millions of U.S. Dollars)
Norwegian Kroner	345.7	5.54	—	$57.8	$4.6

Australian Dollar	1.3	1.18	$1.1	—	—

British Pound	0.9	0.52	$1.0	$0.8	$0.1

Euro	11.8	0.65	$9.1	$9.0	—

(1)	Foreign currency per U.S. Dollar.
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings. Unrealized gains or losses relating to the change in fair value of the Partnership’s interest rate swaps have been reported in interest expense in the consolidated statements of income. During the three and six months ended June 30, 2008, the Partnership recognized unrealized gains (losses) of $41.9 million and ($3.5) million, respectively, compared to unrealized gains of $30.1 million and $28.6 million, respectively, for the same periods in the previous year, relating to the changes in fair value of its interest rate swaps.
As at June 30, 2008, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying		Fixed
	Interest	Principal	Amount of	Weighted-Average	Interest
	Rate	Amount	Liability	Remaining Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	935,000	(15,418)	6.0	4.7
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	405,886	(14,221)	12.9	5.0

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2008, ranged from 0.50% and 0.80%.

(2)	Principal amount reduces quarterly or semiannually.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
11.	Income Taxes
The components of the provision for income taxes is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)
Current	—	(174)	—	(365)
Deferred	7,542	201	7,345	4,993

Income tax recovery	7,542	27	7,345	4,628

12.	Partners’ Capital and Net Income Per Unit
Partners’ Capital
At June 30, 2008, of our total units outstanding, 49.41% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
Limited Partners’ Rights
Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the general partner shall conduct, direct and manage our activities.

•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by the General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
For the purpose of the net income per unit calculation (as defined below), during the quarters ended June 30, 2008 and 2007, net income exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income resulted in an equal distribution of net income between the subordinated unit holders and common unit holders.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98%	2%
Above $0.4025 up to $0.4375	85%	15%
Above $0.4375 up to $0.525	75%	25%
Above $0.525	50%	50%
For the purpose of the net income per unit calculation, during the quarters ended June 30, 2008 and 2007, net income exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Net Income Per Unit
Net income per unit is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor and the amount of net income allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.
As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unit holders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).
Pursuant to the partnership agreement, income allocations are made on a quarterly basis; therefore, earnings per limited partner unit for the six months ended June 30, 2008 and 2007 is calculated as the sum of the quarterly earnings per limited partner unit for each of the first two quarters of the year.
13.	Commitments and Contingencies
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.
14.	Restatement of Previously Issued Financial Statements
(a)	Derivative Instruments and Hedging Activities
In August 2008, the Partnership commenced a review of its application of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that certain of its interest rate swap agreements and foreign currency forward contracts did not qualify for hedge accounting treatment under SFAS No. 133 for the three and six months ended June 30, 2007. The Partnership’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of the Partnership interest rate swap agreements on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective in accordance with the strict technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Certain of the Partnership’s interest rate swap agreements did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are prohibited in the case of non-zero fair value derivatives.

For accounting purposes the Partnership should have reflected changes in fair value of these derivative instruments as increases or decreases to the Partnership’s net income (loss) on its consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of partners’ equity on the consolidated balance sheets and statements of changes in partners’ equity.
The change in accounting for these transactions does not affect the Partnership’s cash flows, liquidity or cash distributions to partners.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
(b)	Vessels Acquired from Teekay Corporation
In connection with the Partnership assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141, Business Combinations, and is effective for fiscal years beginning after December 15, 2008, the Partnership re-assessed its accounting treatment of interests in vessels it purchased from Teekay Corporation subsequent to the Partnership’s initial public offering in December 2006. The Partnership has historically treated the acquisition of interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby the Partnership’s consolidated financial statements prior to the date the interests in these vessels were acquired by it would be retroactively adjusted to include the results of these acquired vessels, or the Dropdown Predecessor from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. The Partnership now has determined that the acquisitions should have been accounted for as business acquisitions under GAAP.
The impact of the retroactive Dropdown Predecessor adjustments does not affect the limited partners’ interest in net income, earnings per unit, or cash distributions to partners. However, the impact of the retroactive Dropdown Predecessor adjustments has resulted in an increase in previously reported net income for the three and six months ended June 30, 2007.
In July 2007, the Partnership acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg, respectively. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, the Partnership acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s statements of income for the three and six months ended June 30, 2007 and its statement of cash flows for the six months ended June 30, 2007 reflect these vessels as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg) and March 15, 1998 (Dampier Spirit).
As a result of the conclusions described above in this Note 14, the Partnership is restating herein its statements of income for the three and six months ended June 30, 2007 and its statement of cash flows for the six months ended June 30, 2007.
The following table sets forth a reconciliation of the Partnership’s previously reported and its restated net income for the periods shown (in thousands of U.S. dollars):

	Net Income		Total
	Three Months Ended	Six Months Ended	Partner’s Equity
	June 30,	June 30,	At December 31,
	2007	2007	2006
	$	$	$

As previously reported	3,714	10,546	138,942
Adjustments:
Derivative instruments, net of non-controlling interest	7,531	7,164	—
Dropdown Predecessor (1)	509	1,278	51,792

As restated	11,754	18,988	190,734

(1)
Relates to the results for the pre-acquisition periods in which the Partnership and the acquired interest in vessels, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dampier Spirit (FSO unit) for March 15, 1998 to June 30, 2007;

•	Navion Bergen (shuttle tanker) for April 16, 2007 to June 30, 2007; and

•	Navion Gothenburg (shuttle tanker) began operations concurrently with the Partnership’s acquisition of it on July 24, 2007.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statement of income for the three months ended June 30, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Three Months Ended June 30, 2007
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$

VOYAGE REVENUES	189,189	—	4,025	193,214

OPERATING EXPENSES
Voyage expenses	36,805	—	54	36,859
Vessel operating expenses	33,559	11	2,566	36,136
Time-charter hire expense	36,473	—	—	36,473
Depreciation and amortization	29,033	—	1,095	30,128
General and administrative	16,248	—	342	16,590

Total operating expenses	152,118	11	4,057	156,186

Income from vessel operations	37,071	(11)	(32)	37,028

OTHER ITEMS
Interest gain (expense)	(17,553)	29,485	(1,338)	10,594
Interest income	1,347	—	97	1,444
Foreign currency exchange (loss) gain	(5,797)	(4)	1,223	(4,578)
Income tax (expense) recovery	(532)	—	559	27
Other income — net	2,582	—	—	2,582

Total other items	(19,953)	29,481	541	10,069

Income before non-controlling interest	17,118	29,470	509	47,097
Non-controlling interest	(13,404)	(21,939)	—	(35,343)

Net income	3,714	7,531	509	11,754

Dropdown predecessor’s interest in net income	—			509
General partner’s interest in net income	74			904
Limited partners’ interest:
Net income	3,640			10,341
Net income per:
- Common unit (basic and diluted)	0.35			0.53
- Subordinated unit (basic and diluted)	0.02			0.53
- Total unit (basic and diluted)	0.19			0.53

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000			9,800,000
- Subordinated units (basic and diluted)	9,800,000			9,800,000
- Total units (basic and diluted)	19,600,000			19,600,000

Cash distributions declared per unit	0.35			0.35

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statement of income for the six months ended June 30, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Six Months Ended June 30, 2007
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$

VOYAGE REVENUES	379,941	—	5,573	385,514

OPERATING EXPENSES
Voyage expenses	71,340	—	54	71,394
Vessel operating expenses	63,778	22	3,694	67,494
Time-charter hire expense	74,588	—	—	74,588
Depreciation and amortization	57,624	—	1,328	58,952
General and administrative	31,422	—	637	32,059

Total operating expenses	298,752	22	5,713	304,487

Income from vessel operations	81,189	(22)	(140)	81,027

OTHER ITEMS
Interest gain (expense)	(36,062)	27,985	(1,344)	(9,421)
Interest income	2,484	—	97	2,581
Foreign currency exchange (loss) gain	(9,957)	(4)	1,411	(8,550)
Income tax recovery	3,374	—	1,254	4,628
Other income — net	5,301	—	—	5,301

Total other items	(34,860)	27,981	1,418	(5,461)

Income before non-controlling interest	46,329	27,959	1,278	75,566
Non-controlling interest	(35,783)	(20,795)	—	(56,578)

Net income	10,546	7,164	1,278	18,988

Dropdown predecessor’s interest in net income	—			1,278
General partner’s interest in net income	211			1,033
Limited partners’ interest:
Net income	10,335			16,677
Net income per:
- Common unit (basic and diluted)	0.70			0.88
- Subordinated unit (basic and diluted)	0.35			0.83
- Total unit (basic and diluted)	0.53			0.85

Weighted average number of units outstanding:
- Common units (basic and diluted)	9,800,000			9,800,000
- Subordinated units (basic and diluted)	9,800,000			9,800,000
- Total units (basic and diluted)	19,600,000			19,600,000

Cash distributions declared per unit	0.40			0.40

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited statement of cash flows for the six months ended June 30, 2007 (in thousands of U.S. dollars):

	June 30, 2007
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments	Predecessor	Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	10,546	7,164	1,278	18,988
Non-cash items:
Unrealized gain on derivative instruments	—	(28,594)	—	(28,594)
Depreciation and amortization	57,624	—	1,328	58,952
Non-controlling interest	35,783	20,795	—	56,578
Deferred income tax recovery	(3,374)	—	(1,619)	(4,993)
Foreign currency exchange loss (gain) and other — net	10,465	635	(2,121)	8,979
Change in non-cash working capital items related to operating activities	(52,268)	—	2,411	(49,857)
Distribution from subsidiaries to minority owners	(24,269)	—	—	(24,269)
Expenditures for drydocking	(18,911)	—	(9,427)	(28,338)

Net operating cash flow	15,596	—	(8,150)	7,446

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	70,000	—	—	70,000
Scheduled repayments of long-term debt	(6,361)	—	—	(6,361)
Prepayments of long-term debt	(86,000)	—	—	(86,000)
Net advances from affiliate	—	—	13,829	13,829
Equity distribution from Teekay Corporation	—	—	2,947	2,947
Expenses from issuance of common units	(1,542)	—	—	(1,542)
Cash distributions paid	(8,000)	—	—	(8,000)

Net financing cash flow	(31,903)	—	16,776	(15,127)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(5,216)	—	—	(5,216)
Investment in direct financing lease assets	(1,980)	—	—	(1,980)
Direct financing lease payments received	10,235	—	—	10,235

Net investing cash flow	3,039	—	—	3,039

(Decrease) increase in cash and cash equivalents	(13,268)	—	8,626	(4,642)
Cash and cash equivalents, beginning of the period	113,986	—	—	113,986

Cash and cash equivalents, end of the period	100,718	—	8,626	109,344

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
15.	Supplemental Cash Flow Information
The Partnership’s consolidated statement of cash flows for the six months ended June 30, 2008 and 2007 reflect the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when each respective vessel began operations under the ownership of Teekay Corporation. If Teekay Corporation financed the construction or purchase of the vessel prior to the Dropdown Predecessor being included in the results of the Partnership, the expenditures for the vessel by Teekay Corporation have been treated as a non-cash transaction in the Partnership’s consolidated statement of cash flows. The non-cash investing activities related to the Dropdown Predecessor are as follows:

	Six Months Ended June 30,
	2008	2007
	$	$
Non-cash investing activities:
Expenditures for vessels and equipment	89,419	71,646
16.	Recent Accounting Pronouncement
In October 2008, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2008
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Restatement of Previously Issued Financial Statements
The discussion and analysis below reflects the impact of our restatement. Please read Note 14 of the notes to the consolidated financial statements for a more detailed discussion of our restated results and the basis for them. The following table sets forth a reconciliation of previously reported and restated net income (loss) for the periods shown (in thousands of US dollars):

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2007	2007
	$	$

Net income, as previously reported	3,714	10,546
Adjustments:
Derivative instruments, net of non-controlling interest	7,531	7,164
Dropdown Predecessor (1)	509	1,278

Net income, as restated	11,754	18,988

(1)
Relates to the results for the pre-acquisition periods in which we and vessels we acquired from Teekay Corporation, as listed below, were both in operation and under the common control of Teekay Corporation, as follows:

•	Dampier Spirit (FSO unit) for March 15, 1998 to June 30, 2007;

•	Navion Bergen (shuttle tanker) for April 16, 2007 to June 30, 2007; and

•	Navion Gothenburg (shuttle tanker) began operations concurrently with our acquisition of this vessel on July 24, 2007.
OVERVIEW
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring floating production, storage and offloading (or FPSO) units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our offshore operations.
SIGNIFICANT DEVELOPMENTS
Equity Offerings; Acquisition of Additional 25% Interest in OPCO
On June 18, 2008, we completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million of our common units in a private placement at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to us.
As a result of these equity transactions, we raised gross proceeds of $216.8 million (including our general partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of us was reduced from 59.8% to 50.0% (including its indirect 2% general partner interest). We used the net proceeds from the equity offerings of approximately $210.8 million to fund the acquisition for $205.0 million of an additional 25% interest in OPCO from Teekay Corporation and to repay a portion of advances from OPCO to us.
Acquisition of Vessels in 2008
In June 2008, OPCO acquired from Teekay Corporation two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator, for a total cost of approximately $106.0 million, including assumption of debt of $90.0 million. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. They operate under 10-year, fixed-rate bareboat charters to Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest, with options exercisable by the charterer to extend up to an additional five years.
The Partnership accounts for the acquisition of vessels as business combinations between entities under common control.

In June 2007, OPCO exercised its option to purchase a 2001-built shuttle tanker from a third party, the Navion Oslo, for $41.7 million, which vessel previously had been in-chartered by OPCO and included in our shuttle tanker fleet. The vessel was delivered to OPCO in March 2008.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation is obligated to offer us certain shuttle tankers, FSO units, and FPSO units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length.
Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $463.3 million. It is anticipated that these vessels will be offered to us and will be used to service either new long-term, fixed-rate contracts Teekay Corporation may be awarded prior to the vessel deliveries or OPCO’s contracts-of-affreightment in the North Sea.
The omnibus agreement also obligates Teekay Corporation to offer to us (a) its interest in certain future FPSO and FSO projects it may undertake in the future through its 50%-owned joint venture with Teekay Petrojarl ASA and (b) by July 9, 2009 as a result of Teekay Corporation’s obtaining 100% ownership of Teekay Petrojarl ASA on July 9, 2008, the opportunity to purchase for fair market value the existing FPSO units owned by Teekay Petrojarl ASA that are servicing contracts in excess of three years in length.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F/A for the year ended December 31, 2007. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. TCE rates represent net voyage revenues divided by revenue days. Please read Item 1 — Financial Statements: Note 4 — Segment Reporting.
Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg, respectively. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax lightering tankers, the SPT Explorer and the SPT Navigator. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years).

These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income (loss) for the three and six months ended June 30, 2008 and 2007 reflect these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator).
•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. For instance, the average number of owned vessels in our shuttle tanker fleet increased from 24 in 2007 to 27 in 2008, our conventional tanker segment increased from 10 in 2007 to 11 in 2008 and our FSO segment increased from 4 in 2007 to 5 in 2008. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crew wage increases during 2007 and 2008, the effect of which is included the “Results of Operations”. We expect a trend of increasing crew compensation to continue during 2009.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars, and will not be subject to currency exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner. At June 30, 2008, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 345.7 million for U.S. Dollars at an average rate of Norwegian Kroner 5.54 per U.S. Dollar, maturing in 2009 and 2010.

•
Our operations are seasonal. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

We manage our business and analyze and report our results of operations on the basis of three business segments: the shuttle tanker segment, the conventional tanker segment and the FSO segment.
Shuttle Tanker Segment
Our shuttle tanker fleet consists of 37 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 37 shuttle tankers, 25 are owned by OPCO (including 5 through 50% owned subsidiaries), 10 are chartered-in by OPCO and two are owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil.
The following table presents our shuttle tanker segment’s operating results for the three and six months ended June 30, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	167,266	146,482	14.2
Voyage expenses	45,642	27,074	68.6

Net voyage revenues	121,624	119,408	1.9
Vessel operating expenses	31,975	24,896	28.4
Time-charter hire expense	32,262	36,473	(11.5)
Depreciation and amortization	23,168	20,442	13.3
General and administrative (1)	12,602	13,769	(8.5)

Income from vessel operations	21,617	23,828	(9.3)

Calendar-Ship-Days
Owned Vessels	2,457	2,260	8.7
Chartered-in Vessels	898	1,046	(14.1)

Total	3,355	3,306	1.5

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	320,325	292,628	9.5
Voyage expenses	84,195	51,895	62.2

Net voyage revenues	236,130	240,733	(1.9)
Vessel operating expenses	61,635	47,650	29.3
Time-charter hire expense	65,908	74,588	(11.6)
Depreciation and amortization	45,719	41,137	11.1
General and administrative (1)	24,887	26,477	(6.0)

Income from vessel operations	37,981	50,881	(25.4)

Calendar-Ship-Days
Owned Vessels	4,830	4,420	9.3
Chartered-in Vessels	1,850	2,137	(13.4)

Total	6,680	6,557	1.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of OPCO’s owned shuttle tanker fleet increased for the three and six months ended June 30, 2008 compared to the same periods last year, primarily due to the acquisition from Teekay Corporation in July 2007 of a 2000-built shuttle tanker (the Navion Bergen) and a 50% interest in a 2006-built shuttle-tanker (the Navion Gothenburg) (collectively, the 2007 Shuttle Tanker Acquisitions). However, as a result of the inclusion of the Dropdown Predecessor, the Navion Bergen had been included for accounting purposes in our results as if it was acquired on April 16, 2007, when it completed its conversion and began operations as a shuttle tanker for Teekay Corporation. The Navion Gothenburg completed its conversion and began operations as a shuttle tanker concurrently with our acquisition in July 2007; thus, it has not been included in the Dropdown Predecessor. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.” above.
The average size of OPCO’s chartered-in shuttle tanker fleet decreased for the three and six months ended June 30, 2008 compared to the same periods last year, primarily due to the purchase of an in-chartered shuttle tanker, which was delivered to us in late March 2008 (or the 2008 Shuttle Tanker Acquisition) and the redelivery of one chartered-in vessel back to its owner in December 2007.
Net Voyage Revenues. Net voyage revenues increased for the three months ended June 30, 2008 compared with the same period last year, primarily due to:
•
an increase of $5.0 million due to more revenue days from shuttle tankers servicing contracts of affreightment in the conventional spot market and earning a higher average daily charter rate than the same period last year;

•	an increase of $3.5 million due to the 2007 Shuttle Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•
an increase of $1.2 million due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than for the same period last year;

partially offset by
•	a decrease of $2.3 million due to an increase in bunker costs which are not passed on to the charterer under certain contracts;
•	a decrease of $2.2 million due to declining oil production at mature oil fields in the North Sea that are serviced by certain shuttle tankers on contracts of affreightment; and
•	a decrease of $1.6 million due to customer performance claims under the terms of charter party agreements.

Net Voyage Revenues. Net voyage revenues decreased for the six months ended June 30, 2008 compared with the same period last year, primarily due to:
•	a decrease of $5.3 million due to declining oil production at mature oil fields in the North Sea which are serviced by certain shuttle tankers on contracts of affreightment;
•
a decrease of $4.0 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed during the six months ended June 30, 2008, compared to the same period last year;

•	a decrease of $3.9 million due to an increase in bunker costs which are not passed on to the charterer under certain contracts; and
•	a decrease of $3.8 million due to customer performance claims under the terms of charter party agreements;
partially offset by
•	an increase of $9.2 million due to the 2007 Shuttle Tanker Acquisitions (including the impact of the Dropdown Predecessor);
•
an increase of $2.5 million due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than the same period last year; and

•
an increase of $1.3 million due to more revenue days for shuttle tankers servicing contracts of affreightment, partially offset by fewer revenue days from shuttle tankers servicing contracts of affreightment in the conventional spot market, earning a higher average daily charter rate, compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, from the same periods last year, primarily due to:
•
increases of $3.5 million and $5.9 million, respectively, for the three and six months ended June 30, 2008, in salaries for crew and officers primarily due to general wage escalations and a change in the crew rotation system;

•	increases of $1.4 million and $2.8 million, respectively, for the three and six months ended June 30, 2008, due to an increase in prices for consumables, freight and lubricants;
•	increases of $1.5 million and $1.7 million, respectively, for the three and six months ended June 30, 2008, relating to the 2008 Shuttle Tanker Acquisition; and
•
increases of $1.2 million and $2.9 million, respectively, for the three and six months ended June 30, 2008, relating to repairs and maintenance performed for certain vessels during the three and six months ended June 30, 2008.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2008, from the same periods last year, primarily due to the 2008 Shuttle Tanker Acquisition and the redelivery of one chartered-in vessel back to its owner in December 2007.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2008, from the same periods last year, primarily due to the 2007 and 2008 Shuttle Tanker Acquisitions.
Conventional Tanker Segment
OPCO owns eleven Aframax-class conventional crude oil tankers. In June 2008, OPCO acquired the lightering tankers SPT Explorer and SPT Navigator (collectively, the 2008 Conventional Tanker Acquisitions), which operate under fixed-rate bareboat charters to Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest. However, as a result of the inclusion of the Dropdown Predecessor, the SPT Explorer and the SPT Navigator have been included for accounting purposes in our results as if they were acquired on January 7, 2008 and March 28, 2008, respectively, when they completed construction and began operations as conventional tankers for Teekay Corporation. Please read “—Items You Should Consider When Evaluating Our Results of Operations— Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above. The remaining nine tankers operate under fixed-rate time charters with Teekay Corporation.

The following table presents our conventional tanker segment’s operating results for the three and six months ended June 30, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	38,769	33,759	14.8
Voyage expenses	13,787	9,689	42.3

Net voyage revenues	24,982	24,070	3.8
Vessel operating expenses	6,152	5,060	21.6
Depreciation and amortization	5,718	5,110	11.9
General and administrative (1)	1,869	1,835	1.9

Income from vessel operations	11,243	12,065	(6.8)

Calendar-Ship-Days
Owned Vessels	1,001	849	17.9

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	73,596	72,648	1.3
Voyage expenses	26,263	19,153	37.1

Net voyage revenues	47,333	53,495	(11.5)
Vessel operating expenses	12,111	11,062	9.5
Depreciation and amortization	10,976	10,695	2.6
General and administrative (1)	4,073	3,858	5.6

Income from vessel operations	20,173	27,880	(27.6)

Calendar-Ship-Days
Owned Vessels	1,907	1,749	9.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
During 2007, OPCO operated ten conventional crude oil tankers, including the Navion Saga, which was included as a conventional crude oil tanker within the conventional tanker segment until its conversion to an FSO unit was completed and it commenced a three-year FSO time-charter contract in early May 2007.
Net Voyage Revenues. Net voyage revenues increased during the three months ended June 30, 2008 compared with the same period last year, primarily due to:
•	an increase of $2.2 due to the 2008 Conventional Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•	a relative increase of $1.9 million due to fewer scheduled drydockings;
partially offset by:
•
a decrease of $2.4 million in net bunker revenues (under the terms of eight of the nine time-charter contracts with Teekay Corporation, OPCO is responsible for the bunker fuel expenses and the approximate amounts of these expenses are added to the daily hire rate; during the annual review of the daily hire rate in the third quarter of 2007, the rate per day was adjusted downwards based on the average daily bunker consumption for the preceding year); and

•	a decrease of $1.1 million due to the transfer of the Navion Saga to the FSO segment in early May 2007.
Net Voyage Revenues. Net voyage revenues decreased during the six months ended June 30, 2008 compared with the same period last year, primarily due to:
•	a decrease of $7.8 million in net bunker revenues as discussed above; and
•	a decrease of $3.4 million due to the transfer of the Navion Saga to the FSO segment in early May 2007;

partially offset by
•	an increase of $3.4 million due to the 2008 Conventional Tanker Acquisitions (including the impact of the Dropdown Predecessor); and
•	a relative increase of $1.3 million due to fewer scheduled drydockings.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, from the same periods last year, primarily due to:
•
increases of $0.9 million and $1.0 million, respectively, for the three and six months ended June 30, 2008, due to an increase in repairs and maintenance and an increase in prices for consumables, freight and lubricants; and

•	increases of $0.5 million and $1.2 million, respectively, for the three and six months ended June 30, 2008, in salaries for crew and officers primarily due to general wage escalations;
partially offset by;
•	decreases of $0.6 million and $1.2 million, respectively, for the three and six months ended June 30, 2008, due to the transfer of the Navion Saga to the FSO segment in early May 2007.
FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the five FSO units, four are owned by OPCO and one is owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.
The following table presents our FSO segment’s operating results for the three and six months ended June 30, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	18,449	12,973	42.2
Voyage expenses	382	96	297.9

Net voyage revenues	18,067	12,877	40.3
Vessel operating expenses	7,380	6,180	19.4
Depreciation and amortization	7,561	4,576	65.2
General and administrative (1)	1,213	986	23.0

Income from vessel operations	1,913	1,135	68.5

Calendar-Ship-Days
Owned Vessels	455	425	7.1

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	35,495	20,238	75.4
Voyage expenses	730	346	111.0

Net voyage revenues	34,765	19,892	74.8
Vessel operating expenses	13,692	8,782	55.9
Depreciation and amortization	12,664	7,120	77.9
General and administrative (1)	2,042	1,724	18.4

Income from vessel operations	6,367	2,266	181.0

Calendar-Ship-Days
Owned Vessels	910	785	15.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
During most of 2007, we were deemed to have operated four FSO units, including the Dampier Spirit as a result of the inclusion of the Dropdown Predecessor, which we acquired from Teekay Corporation in October 2007. The Dampier Spirit has been included in our results as if it was acquired on January 1, 2007. Please read “— Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above.

A fifth FSO unit, the Navion Saga, was included as a conventional crude oil tanker within our conventional tanker segment until May 2007, as discussed above. As a result of the inclusion of the Navion Saga, income from vessel operations for the FSO segment for the three and six months ended June 30, 2008 increased from the same periods in 2007. In addition, the Dampier Spirit was offhire for 110 days during 2007 due to a scheduled drydock. Depreciation and amortization expense also increased for the three and six months ended June 30, 2008, from the same periods last year, due to a change in the estimated useful life of a specific vessel upgrade on one of our FSO units.
Other Operating Results
Interest Gain (Expense). Interest gain was $23.2 million and interest expense was $44.0 million, respectively, for the three and six months ended June 30, 2008, compared to interest gain of $10.6 million and interest expense of $9.4 million for the same periods last year. The increase in interest gain during the three months ended June 30, 2008 was primarily due to:
•	an increase of $11.8 million relating to the change in fair value of our interest rate swaps;
•	an increase of $3.0 million relating to the timing difference in the reset dates between OPCO’s loans and related interest rate swaps; and
•	an increase of $1.2 million relating to the scheduled repayment of debt during 2007 and 2008 for five of our 50% owned subsidiaries;
partially offset by
•	a decrease of $2.3 million due to the assumption of debt relating to the 2007 Shuttle Tanker Acquisitions; and
•
a decrease of $1.1 million relating to additional debt drawn under OPCO’s long-term revolving credit facilities, which was used to partially finance the acquisition of the 2007 Shuttle Tanker Acquisitions, the Dampier Spirit, and an in-chartered shuttle tanker, the Navion Oslo.

The increase in interest expense during the six months ended June 30, 2008 was primarily due to:
•	an increase of $32.1 million relating to the change in fair value of our interest rate swaps;
•	an increase of $4.7 due to the assumption of debt relating to the 2007 Shuttle Tanker Acquisitions and the increase in debt relating to the purchase of the Dampier Spirit; and
•
an increase of $2.1 million relating to additional debt drawn under OPCO’s long-term revolving credit facilities, which was used to partially finance the acquisition of the 2007 Shuttle Tanker Acquisitions, the Dampier Spirit and the Navion Oslo.

partially offset by
•	a decrease of $1.8 million relating to the scheduled repayment of debt during 2007 and 2008 for five of our 50% owned subsidiaries; and
•	a decrease of $2.6 million relating to the timing difference in the reset dates between OPCO’s loans and related interest rate swaps.
We have not designated our interest rate swaps as hedges for accounting purposes and as such, the unrealized changes in the fair values of the swaps are reflected in interest gain (expense) in our consolidated statements of income.
Foreign Currency Exchange Losses. Foreign currency exchange losses were $1.1 million and $3.6 million, respectively, for the three and six months ended June 30, 2008, compared to $4.6 million and $8.6 million for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax Recovery. Income tax recovery was $7.5 million and $7.3 million, respectively, for the three and six months ended June 30, 2008, compared to income tax recoveries of $nil and $4.6 million for the same periods last year. The $7.5 million and $2.7 million increase to income tax recoveries were primarily due to increases in deferred income tax recoveries relating to unrealized foreign exchange translation losses and operational losses for tax purposes for the three and six months ended June 30, 2008.
Other Income. Other income was $2.3 million and $4.9 million, respectively, for the three and six months ended June 30, 2008, compared to $2.6 million and $5.3 million for the same periods last year, which was primarily comprised of leasing income from our volatile organic compound emissions equipment.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at June 30, 2008, our total cash and cash equivalents was $113.0 million, compared to $121.2 million at December 31, 2007. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $258.8 million as at June 30, 2008, compared to $286.7 million as at December 31, 2007. The decrease in liquidity was primarily the result of the $16.7 million cash payment made to Teekay Corporation for the purchase of the subsidiaries that own the lightering tankers, SPT Explorer and SPT Navigator, the payment of cash distributions by us and OPCO and expenditures for drydocking, vessels and equipment, partially offset by cash generated by our operating activities during the six months ended June 30, 2008.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, we anticipate that our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including any acquisition opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2008	2007
		(restated)

Net cash flow from operating activities	55,439	7,446
Net cash flow from financing activities	85,487	(15,127)
Net cash flow from investing activities	(149,129)	3,039
Operating Cash Flows. Net cash flow from operating activities increased to $55.4 million for the six months ended June 30, 2008, from $7.4 million for the same period in 2007, primarily reflecting the inclusion of the Navion Bergen and the Navion Gothenburg since April 2007 and July 2007, respectively, partially offset by a $22.5 million increase in cash distributions paid by OPCO to non-controlling interest owners, an increase in vessel operating expenses due to a trend of increasing crew compensation and an increase in interest expense from the increase in debt due to our acquisition of the SPT Explorer, the SPT Navigator, the Navion Oslo, the Navion Bergen and the Dampier Spirit, and our 50% interest in the Navion Gothenburg. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Scheduled debt repayments were $14.3 million and $6.4 million during the six months ended June 30, 2008 and 2007, respectively. Net proceeds from long-term debt of $111.3 million were used to finance our acquisition of the SPT Explorer., the SPT Navigator and the Navion Oslo, which is explained in more detail below, and to partially fund debt prepayments and advances to affiliate. The amount of the distribution paid to Teekay Corporation relating to the purchase of the SPT Explorer. and the SPT Navigator was $16.7 million and is reflected as a financing cash flow.
On June 18, 2008, we completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation acquired 3.25 million of our common units in a private placement at the same public offering price for $65.0 million. As a result, we raised gross equity proceeds of $209.2 million (including our general partner’s proportionate 2% capital contribution). The net proceeds were used to fund the purchase of an additional 25% interest in OPCO. The excess of the purchase price over the contributed basis of a 25% additional interest in OPCO was $93.8 million and is reflected as a distribution to Teekay Corporation as a financing cash flow.
Cash distributions paid by us during the six months ended June 30, 2008 and 2007 totaled $16.0 million and $8.0 million, respectively. Subsequent to June 30, 2008, cash distributions for the three months ended June 30, 2008 were declared and paid during the third quarter of 2008 and totaled $12.4 million.
Investing Cash Flows. During the six months ended June 30, 2008, net cash used by investing activities relates primarily to the $111.7 million acquisition from Teekay Corporation of an additional 25% interest in OPCO. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, and has been accounted for at historical cost. Therefore the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. During the six months ended June 30, 2008, we incurred $49.1 million of expenditures for vessels and equipment, primarily relating to the acquisition of the Navion Oslo. During the six months ended June 30, 2007, we incurred $5.2 million of expenditures for vessels and equipment. During the six months ended June 30, 2008 and 2007, we received $11.7 million and $10.2 million, respectively, in scheduled repayments from the leasing of our volatile organic compound emissions equipment.

Credit Facilities
As at June 30, 2008, our total debt was $1.62 billion, compared to $1.52 billion as at December 31, 2007. As at June 30, 2008, we had five revolving credit facilities available, which, as at such date, provided for borrowings of up to $1.46 billion, of which $145.8 million was undrawn. As at June 30, 2008, each of our six 50% owned subsidiaries had an outstanding term loan, which, in aggregate, totaled $300.3 million. The term loans for these 50% owned subsidiaries reduce in semi-annual payments with varying maturities through 2017. Please read Item 1 — Financial Statements: Note 6 — Long-Term Debt.
Our five revolving credit facilities are described in Note 6, Long-Term Debt, to our consolidated financial statements included in this report.
Three of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of $75.0 million and 5.0% of OPCO’s total consolidated debt. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity of $50.0 million and 5.0% of Teekay Corporation’s total debt, which has recourse to Teekay Corporation. As at June 30, 2008, we, OPCO and, to our knowledge, Teekay Corporation were in compliance with all of our and its covenants under these credit facilities.
The term loans of our 50% owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2008, we had guaranteed $99.0 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $201.3 million.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At June 30, 2008 and December 31, 2007, the margins ranged between 0.45% and 0.80%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50% owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness (applicable to our term loans and two of our revolving credit facility facilities);
•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions when in default of the relevant loans;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges or granting certain liens;
•	selling, transferring, assigning or conveying assets; or
•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2008:

		Balance	2009	2011
		of	and	and	Beyond
	Total	2008	2010	2012	2012
	(in millions of U.S. dollars)
Long-term debt (1)	1,618.5	53.1	259.2	316.4	989.8
Chartered-in vessels (operating leases)	427.6	60.0	173.1	118.7	75.8

Total contractual obligations	2,046.1	113.1	432.3	435.1	1,065.6

(1)
Excludes expected interest payments of $28.0 million (second half of 2008), $101.0 million (2009 and 2010), $80.4 million (2011 and 2012) and $64.0 million (beyond 2012). Expected interest payments are based on LIBOR plus margins which ranged between 0.45% and 0.80% as at June 30, 2008.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F/A for the year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended June 30, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	results of operations and revenues and expenses;
•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation;
•	obtaining offshore projects that we or Teekay Corporation bid on or have been awarded;
•	delivery dates of and financing for newbuildings or existing vessels;
•	the commencement of service of newbuildings or existing vessels;
•	our liquidity needs;
•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner; and
•	the outcome of claims and legal action arising from the collision involving the Navion Hispania.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F/A for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2008

PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about financial instruments as at June 30, 2008 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Balance
	of							Fair Value
	2008	2009	2010	2011	2012	Thereafter	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	53.1	126.9	132.3	169.3	147.1	989.8	1,618.5	(1,618.5)	3.5%

Interest Rate Swaps:
Contract Amount (3)	8.6	552.6	18.1	18.7	19.2	723.7	1,340.9	(29.6)	4.8%
Average Fixed Pay Rate (2)	4.9%	4.7%	4.9%	4.9%	4.9%	4.8%	4.8%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2008 ranged from 0.50% to 0.80%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
On the closing of our initial public offering in December 2006, OPCO entered into new services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew OPCO’s vessels. Under these service agreements, OPCO pays all vessel operating expenses in U.S. Dollars and will not be subject to Norwegian Kroner exchange fluctuations until 2009. Beginning in 2009, payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar. We have begun to hedge this currency fluctuation risk. At June 30, 2008, we were committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 345.7 million, Australian Dollars 1.3 million, British Pounds 0.9 million, and Euros 11.8 million for U.S. Dollars at an average rate of Norwegian Kroner 5.54 per U.S. Dollar, Australian Dollar 1.18 per U.S. Dollar, British Pound 0.52 per U.S. Dollar, and Euro 0.65 per U.S. Dollar. The foreign exchange forward contracts mature as follows: $11.2 million in 2008; $67.6 million in 2009; and $4.7 million in 2010.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 361.9 ($71.1 million) at June 30, 2008. Neither we nor OPCO has entered into any forward contracts to protect against currency fluctuations on any future taxes.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
On November 13, 2006, a Teekay Offshore Operating L.P. (or OPCO) shuttle tanker, the Navion Hispania, collided with the Njord Bravo, a floating storage and offtake unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by StatoilHydro Petroleum AS (or StatoilHydro) and is located off the Norwegian coast. At the time of the incident, StatoilHydro was chartering the Navion Hispania from OPCO. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision.
In November 2007, Navion Offshore Loading AS, a subsidiary of OPCO, and two subsidiaries of Teekay Corporation were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), StatoilHydro and various licensees in the Njord field. The claim seeks damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK256,000,000 (or approximately USD$37 million). As anticipated, the Stavanger Conciliation Council has referred the matter to the Stavanger District Court. The claimants must continue the proceedings by September 1, 2009 in order to avoid the matter being time-barred.
The Partnership believes the likelihood of any losses relating to the claim is remote. The Partnership believes that the charter contract relating to the Navion Hispania requires that StatoilHydro be responsible and indemnify Navion Offshore Loading AS for all losses relating to the damage to the Njord Bravo. OPCO and Teekay Corporation also maintain insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Partnership believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by StatoilHydro, subject to standard deductibles. In addition, Teekay Corporation has agreed to indemnify the Partnership, OPCO and OPCO’s subsidiaries for any losses they may incur in connection with this incident.
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F/A.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: April 2, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)